FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For October 2010
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes Name: Michiel Brandjes
Title: Company Secretary
Date: October 28, 2010

     Royal Dutch Shell plc

3RD QUARTER 2010 UNAUDITED RESULTS
•	Royal Dutch Shell’s third quarter 2010 earnings, on a current cost of supplies (CCS) basis, were $3.5 billion compared to $3.0 billion a year ago. Basic CCS earnings per share increased by 16% versus the same quarter a year ago.

•	Third quarter 2010 CCS earnings, excluding identified items (see page 5), were $4.9 billion compared to $2.6 billion in the third quarter 2009.

•	Cash flow from operating activities for the third quarter 2010 was $9.0 billion.

•	Net capital investment for the quarter was $10.3 billion, including the business acquisition of East Resources, Inc. in the USA and the joint acquisition of Arrow Energy Limited in Australia. Total dividends paid to shareholders during the third quarter 2010 were $2.6 billion.

•	Gearing at the end of the third quarter 2010 was 19.0%.

•	A third quarter 2010 dividend has been announced of $0.42 per ordinary share. With the introduction of the Scrip Dividend Programme, effective from the third quarter 2010 interim dividend, eligible shareholders have a choice to receive dividends in cash or in new shares.
SUMMARY OF UNAUDITED RESULTS

	Quarters				Nine months
$ million	Q3 2010	Q2 2010	Q3 2009%[1]		2010	2009	%

Upstream	3,153	3,270	1,543		10,838	5,818
Downstream	325	1,471	1,292		2,539	2,020
Corporate and Non-controlling interest	43	(212)	155		(430)	789
CCS earnings	3,521	4,529	2,990	+18	12,947	8,627	+50
Estimated CCS adjustment for Downstream	(58)	(136)	257		390	1,930
Income attributable to shareholders	3,463	4,393	3,247	+7	13,337	10,557	+26

Basic CCS earnings per share ($)	0.57	0.74	0.49	+16	2.11	1.41	+50
Estimated CCS adjustment per share ($)	(0.01)	(0.02)	0.04		0.07	0.31
Basic earnings per share ($)	0.56	0.72	0.53	+6	2.18	1.72	+27

Cash flow from operating activities	9,016	8,096	7,350	+23	21,894	15,828	+38

Cash flow from operating activities per share ($)	1.47	1.32	1.20	+23	3.57	2.58	+38

Dividend per share ($)	0.42	0.42	0.42	—	1.26	1.26	—
[1] Q3 on Q3 change

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK

Royal Dutch Shell plc     2

Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our results have rebounded substantially from year-ago levels, driven by some improvement in industry conditions, and Shell’s strategy. We are seeing new growth, with improved earnings and cash flow, underpinned by a 5% increase in oil and gas production, a 22% increase in LNG sales and increased downstream volumes. This is a better performance from Shell, achieved despite continued difficult industry conditions in refining and natural gas markets.
We are making good progress on implementing our strategy, with a focus on performance improvement, delivering a new wave of growth, and maturing the next generation of growth options for shareholders, with achievements in all of these themes during the quarter.
With an emphasis on continuous improvement, Shell is driving down costs and improving capital efficiency. We have achieved some $2 billion of asset sales so far in 2010, and announced the disposal of late-life oil and gas positions at Statfjord in Norway, and refining capacity at Heide in Germany during the quarter. Our cash generation from operations continues to improve. We expect some $7-8 billion of asset sales in the 2010-11 timeframe, including exits from non-core refining and marketing positions in Europe and Africa, and rationalisation of our tight gas portfolio in North America, following recent acquisitions there.”
Turning to growth delivery, Voser commented: “We are in a delivery window for new growth. Our new oil sands mine — Jackpine — started production during the quarter, part of the 100,000 boe/d Athabasca Oil Sands Project Expansion 1. AOSP-1 is the 5th start-up in a sequence of 13 new projects for 2010-11, which will drive us to achieve our cash flow and production targets for 2012.
Shell has continued to make progress with longer term growth options during the quarter, with the final investment decision on two new deep water projects — the 100,000 boe/d Mars B development in the Gulf of Mexico, and Phase 2 of the BC-10 development in Brazil. We have signed a purchase agreement with East Resources, Inc., acquiring tight gas acreage in the USA, bringing our total North America gas potential resources to some 40 tcfe, completed the joint acquisition of Arrow Energy Limited, an Australian CBM-LNG play, and progressed our Brazil retail and biofuels joint venture with Cosan.”
Voser concluded: “We are making good progress against our targets, and there is more to come from Shell.”

Royal Dutch Shell plc     3
THIRD QUARTER 2010 PORTFOLIO DEVELOPMENTS
Upstream
In Australia, Shell and PetroChina announced the successful completion of their joint acquisition of the Australian coal seam gas company, Arrow Energy Limited.
In Canada, Shell announced the successful start of production of the 100 thousand barrels of oil equivalent per day (boe/d) expansion of its oil sands operations in Canada (Shell share 60%). Production from the new Jackpine Mine combined with existing production from the Muskeg River Mine will feed the Scotford Upgrader, which processes the oil sands bitumen — heavy oil — for refined oil products. Construction for the expansion of the Scotford Upgrader is underway, and will come on-stream in early 2011 which will allow AOSP’s synthetic crude production to rise to the new 255 thousand boe/d (Shell share 60%) production capacity.
In Norway, Shell agreed to sell its interests in the Statfjord field and associated satellite fields in the Norwegian sector of the North Sea, with a Shell share production of some 13 thousand barrels of oil equivalent per day (boe/d), for some $0.2 billion.
Shell completed a strategic trade to acquire additional interests in Gabon and in the UK North Sea, in return for its interest in a pair of Norwegian offshore fields.
In Saudi Arabia, Shell has entered into the second contract period for the South Rub Al Khali Company Limited (SRAK) joint venture (Shell share 50%). SRAK will now move forward with the appraisal of the Kidan sour gas fields.
In the USA, Shell signed a purchase agreement with East Resources, Inc., a private company, with a primary focus on tight gas acreage in the Marcellus shale, in the northeast USA. A multi-well appraisal programme is now on the way, with encouraging initial results.
Also in the USA, Shell announced the final investment decision for the Mars B project (Shell share 71.5%), a 100 thousand boe/d tension leg platform in the Gulf of Mexico. In Brazil, Shell also announced the final investment decision on the BC-10 Phase 2 project (Shell share 50%).
Downstream
In Germany, Shell announced a binding agreement for the sale of Shell’s (100%-owned) Heide refinery (90 thousand barrels per day capacity) and associated local infrastructure and businesses. The transaction is subject to regulatory approval.
In Brazil, Shell signed a binding agreement to form a joint venture (Shell share 50%) with Cosan for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. The transaction is subject to regulatory approvals.

Royal Dutch Shell plc     4
KEY FEATURES OF THE THIRD QUARTER 2010
•	Third quarter 2010 CCS earnings were $3,521 million, 18% higher than in the same quarter a year ago.

•	Third quarter 2010 CCS earnings, excluding identified items (see page 5), were $4,933 million compared to $2,619 million in the third quarter 2009.

•	Third quarter 2010 reported earnings were $3,463 million compared to $3,247 million in the same quarter a year ago.

•	Basic CCS earnings per share increased by 16% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2010 was $9.0 billion, compared to $7.3 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the third quarter 2010 was $8.1 billion, compared to $7.7 billion in the same quarter last year.

•	Total dividends paid to shareholders during the third quarter 2010 were $2.6 billion.

•	Capital investment for the third quarter 2010 was $11.0 billion. Net capital investment (capital investment, less divestment proceeds) for the third quarter 2010 was $10.3 billion, including $5.5 billion related mainly to the business acquisition of East Resources, Inc. in the USA and the joint acquisition of Arrow Energy Limited in Australia.

•	Return on average capital employed (ROACE), on a reported income basis, was 8.8%.

•	Gearing was 19.0% at the end of the third quarter 2010 versus 13.7% at the end of the third quarter 2009.
Upstream
•	Oil and gas production for the third quarter 2010 was 3,058 thousand boe/d, 5% higher than in the third quarter 2009.

Production for the third quarter 2010 excluding the impact of divestments, production sharing contracts (PSC) pricing effects and OPEC quota restrictions was 7% higher compared to the same period last year.

Underlying production in the third quarter increased by some 180 thousand boe/d from new field start-ups and the continuing ramp-up of fields, more than offsetting the impact of field declines.

•	LNG sales volumes of 4.26 million tonnes in the third quarter 2010 were 22% higher than in the same quarter a year ago.
Downstream
•	Oil Products sales volumes were 4% higher than in the third quarter 2009. Chemical product sales volumes in the third quarter 2010 increased by 13% compared to the third quarter 2009.

•	Oil Products refinery availability was 93% compared to 94% in the third quarter 2009. Chemicals manufacturing plant availability increased to 96% from 95% in the third quarter 2009.

•	Supplementary financial and operational disclosure for the third quarter 2010 is available at www.shell.com/investor.

Royal Dutch Shell plc     5
SUMMARY OF IDENTIFIED ITEMS
Earnings in the third quarter 2010 reflected the following items, which in aggregate amounted to a net charge of $1,412 million (compared to a net gain of $371 million in the third quarter 2009), as summarised in the table below:
•	Upstream earnings included a net charge of $284 million, reflecting asset impairments and write-offs of $1,442 million, a charge related to the estimated fair value accounting of commodity derivatives (see Note 4), tax charges and provisions, which were partly offset by gains related to portfolio transactions and mark-to-market valuation of certain gas contracts. Earnings for the third quarter 2009 included a net charge of $123 million.

•	Downstream earnings included charges of $1,128 million reflecting asset impairments of $873 million, a charge related to the estimated fair value accounting of commodity derivatives (see Note 4) and provisions. Earnings for the third quarter 2009 included a net gain of $536 million.

•	Corporate earnings and Non-controlling interest for the third quarter 2009 included charges of $42 million.
SUMMARY OF IDENTIFIED ITEMS

	Quarters			Nine months
$ million	Q3 2010	Q2 2010	Q3 2009	2010	2009
Segment earnings impact of identified items:
Upstream	(284)	10	(123)	(164)	92
Downstream	(1,128)	311	536	(852)	(347)
Corporate and Non-controlling interest	—	—	(42)	—	103
CCS earnings impact	(1,412)	321	371	(1,016)	(152)
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 6 and onwards.

Royal Dutch Shell plc     6
EARNINGS BY BUSINESS SEGMENT
     UPSTREAM

	Quarters				Nine months
$ million	Q3 2010	Q2 2010	Q3 2009	%[1]	2010	2009	%

Upstream earnings	3,153	3,270	1,543	+104	10,838	5,818	+86

Upstream cash flow from operations	6,139	5,411	4,168	+47	19,276	13,952	+38

Net capital investment	9,554	5,664	5,404	+77	20,700	16,379	+26

Crude oil production (thousand b/d)	1,709	1,655	1,652	+3	1,699	1,672	+2
Natural gas production available for sale (million scf/d)	7,823	8,440	7,343	+7	9,008	8,181	+10
Barrels of oil equivalent (thousand boe/d)	3,058	3,110	2,917	+5	3,252	3,082	+6

LNG sales volumes (million tonnes)	4.26	3.88	3.49	+22	12.36	9.44	+31

[1]	Q3 on Q3 change
Third quarter Upstream earnings were $3,153 million compared to $1,543 million a year ago. Earnings included a net charge of $284 million related to identified items, compared to a net charge of $123 million in the third quarter 2009 (see page 5).
Upstream earnings, excluding the impact of identified items, compared to the third quarter 2009 reflected the effect on revenues from improved crude oil and natural gas realised prices and increased production volumes, lower operating costs and lower exploration well write-off expenses which were partially offset by increased production taxes. Earnings also reflected increased LNG sales volumes, improved LNG realised prices and higher dividends received from an LNG joint venture.
Global liquids realisations were 15% higher than in the third quarter 2009. Global gas realisations were 17% higher than in the same quarter a year ago. In the Americas, gas realisations increased by 25%. Outside the Americas, gas realisations increased by 16%.
Third quarter 2010 production was 3,058 thousand boe/d compared to 2,917 thousand boe/d a year ago. Crude oil production was up 3% and natural gas production was up 7% compared to the third quarter 2009. In Nigeria, Shell’s share of Shell Petroleum Development Nigeria Company (SPDC) joint venture production increased by 175 thousand boe/d driven by the ramp-up of new projects and improved security conditions.
Underlying production, compared to the third quarter 2009, increased by some 180 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the past 12 months, more than offsetting field declines.
LNG sales volumes of 4.26 million tonnes were 22% higher than in the same quarter a year ago. Volumes improved globally, with major contributions from the Sakhalin II LNG project and Nigeria LNG.

Royal Dutch Shell plc     7
DOWNSTREAM

	Quarters				Nine months
$ million	Q3 2010	Q2 2010	Q3 2009%[1]		2010	2009	%

Downstream CCS earnings	325	1,471	1,292	–75	2,539	2,020	+26
Estimated CCS adjustment	(61)	(142)	251		381	1,986
Downstream earnings	264	1,329	1,543	–83	2,920	4,006	–27
Downstream cash flow from operations	1,953	3,197	3,157	–38	2,309	1,813	+27
Net capital investment	701	(21)	1,677	–58	1,367	5,024	–73
Refinery plant intake (thousand b/d)	3,292	3,296	2,997	+10	3,196	3,095	+3
Oil Products sales volumes (thousand b/d)	6,385	6,615	6,121	+4	6,389	6,109	+5
Chemicals sales volumes (thousand tonnes)	5,333	5,254	4,723	+13	15,356	13,476	+14

[1]	Q3 on Q3 change
Third quarter Downstream CCS earnings were $325 million compared to $1,292 million in the third quarter 2009. Earnings included charges of $1,128 million related to identified items, compared to a net gain of $536 million in the third quarter 2009 (see page 5).
Downstream CCS earnings, excluding the impact of identified items, compared to the third quarter 2009 reflected improved refining contributions, higher Chemicals earnings and lower operating costs.
Oil Products marketing CCS earnings, excluding the impact of identified items, improved compared to the same period a year ago, mainly reflecting higher lubricants earnings and reduced trading contributions.
Oil Products sales volumes increased by 4% compared to the same quarter last year. Excluding the impact of divestments, sales volumes increased by 6%.
Refining CCS results, excluding impairment charges, improved from the third quarter 2009, benefiting from higher realised refining margins globally and higher refinery plant intake volumes. Refinery availability was 93% compared to 94% in the third quarter 2009.
Chemicals CCS earnings compared to the third quarter 2009 reflected improved realised chemicals margins, higher chemicals sales volumes and lower operating costs.
Chemicals sales volumes increased by 13% compared to the same quarter last year, mainly due to start-up of the Shell Eastern Petrochemicals Complex in Singapore. Chemicals manufacturing plant availability increased to 96% from 95% in the third quarter 2009.

Royal Dutch Shell plc     8
CORPORATE AND NON-CONTROLLING INTEREST

	Quarters			Nine months
$ million	Q3 2010	Q2 2010	Q3 2009	2010	2009

Corporate	148	(112)	202	(140)	883
Non-controlling interest	(105)	(100)	(47)	(290)	(94)
Corporate and Non-controlling interest	43	(212)	155	(430)	789
Third quarter Corporate earnings and Non-controlling interest were $43 million compared to $155 million for the same period last year. Earnings for the third quarter 2009 included charges of $42 million related to identified items (see page 5).
Corporate earnings for the third quarter 2010 reflected higher tax credits, which were more than offset by lower currency exchange gains and a lower net interest result compared to the same period in 2009.
FORTHCOMING EVENTS
Fourth quarter 2010 results and fourth quarter 2010 dividend are scheduled to be announced on February 3, 2011. First quarter 2011 results and first quarter 2011 dividend are scheduled to be announced on April 28, 2011. Second quarter 2011 results and second quarter 2011 dividend are scheduled to be announced on July 28, 2011. Third quarter 2011 results and third quarter 2011 dividend are scheduled to be announced on October 27, 2011. A Shell strategy update is planned for March 15, 2011.

Royal Dutch Shell plc     9
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
     CONSOLIDATED STATEMENT OF INCOME

	Quarters				Nine months
$ million	Q3 2010	Q2 2010	Q3 2009%[1]		2010	2009	%
Revenue	90,712	90,568	75,009		267,342	197,113
Share of profit of equity-accounted investments	1,020	1,308	746		3,974	3,209
Interest and other income[3]	1,010	(16)	271		1,311	1,388
Total revenue and other income	92,742	91,860	76,026		272,627	201,710
Purchases	70,278	69,759	55,781		205,038	142,196
Production and manufacturing expenses	6,052	5,925	5,885		17,164	17,919
Selling, distribution and administrative expenses	3,701	3,433	4,306		11,227	11,898
Research and development	203	180	318		597	794
Exploration	610	403	637		1,390	1,509
Depreciation, depletion and amortisation	6,196	3,237	4,341		12,359	10,710
Interest expense	317	191	189		769	538
Income before taxation	5,385	8,732	4,569	+18	24,083	16,146	+49
Taxation	1,820	4,245	1,281		10,465	5,439
Income for the period	3,565	4,487	3,288	+8	13,618	10,707	+27
Income attributable to non-controlling interest	102	94	41		281	150
Income attributable to Royal Dutch Shell plc shareholders	3,463	4,393	3,247	+7	13,337	10,557	+26

Estimated CCS adjustment for Downstream	58	136	(257)		(390)	(1,930)
CCS earnings	3,521	4,529	2,990	+18	12,947	8,627	+50
BASIC EARNINGS PER SHARE

	Quarters			Nine months
	Q3 2010	Q2 2010	Q3 2009	2010	2009
Earnings per share ($)	0.56	0.72	0.53	2.18	1.72
CCS earnings per share ($)	0.57	0.74	0.49	2.11	1.41

DILUTED EARNINGS PER SHARE

	Quarters			Nine months
	Q3 2010	Q2 2010	Q3 2009	2010	2009
Earnings per share ($)	0.56	0.72	0.53	2.17	1.72
CCS earnings per share ($)	0.57	0.74	0.49	2.11	1.41

SHARES[2]

	Quarters			Nine months
Millions	Q3 2010	Q2 2010	Q3 2009	2010	2009
Weighted average number of shares as the basis for:
Basic earnings per share	6,132.6	6,134.0	6,127.0	6,131.1	6,125.1
Diluted earnings per share	6,138.3	6,143.7	6,131.0	6,137.1	6,128.2

Shares outstanding at the end of the period	6,132.0	6,132.5	6,125.2	6,132.0	6,125.2

[1]	Q3 on Q3 change.

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

[3]	Other income includes dividend income, net gains on sale of assets and net foreign exchange effects on financing activities.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary	Shares				Non-
	share	held in	Other	Retained		controlling	Total
$ million	capital	trust	reserves	earnings	Total	interest	equity
At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Income for the period	—	—	—	13,337	13,337	281	13,618
Other comprehensive income	—	—	(271)	—	(271)	57	(214)
Capital contributions from and other changes in non-controlling interest	—	—	—	294	294	16	310
Dividends paid	—	—	—	(7,586)	(7,586)	(357)	(7,943)
Shares held in trust: net sales/(purchases) and dividends received	—	368	—	—	368	—	368
Share-based compensation	—	—	(52)	223	171	—	171
At September 30, 2010	527	(1,343)	9,659	133,901	142,744	1,701	144,445

	Ordinary	Shares				Non-
	share	held in	Other	Retained		controlling	Total
$ million	capital	trust	reserves	earnings	Total	interest	equity
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	10,557	10,557	150	10,707
Other comprehensive income	—	—	6,562	—	6,562	49	6,611
Capital contributions from and other changes in non-controlling interest	—	—	—	3	3	33	36
Dividends paid	—	—	—	(7,913)	(7,913)	(164)	(8,077)
Shares held in trust: net sales/(purchases) and dividends received	—	201	—	—	201	—	201
Share-based compensation	—	—	(22)	190	168	—	168
At September 30, 2009	527	(1,666)	9,718	128,284	136,863	1,649	138,512

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Sept 30, 2010	Jun 30, 2010	Sept 30, 2009
Assets
Non-current assets:
Intangible assets	5,171	5,171	5,288
Property, plant and equipment	139,863	133,179	127,207
Equity-accounted investments	34,015	31,128	30,265
Investments in securities	3,968	3,860	4,187
Deferred tax	5,372	4,480	4,309
Pre-paid pension costs	10,383	9,316	9,691
Other	8,909	7,528	9,646
	207,681	194,662	190,593

Current assets:
Inventories	28,922	27,972	25,420
Accounts receivable	62,769	62,615	66,966
Cash and cash equivalents	11,282	12,008	14,275
	102,973	102,595	106,661

Total assets	310,654	297,257	297,254

Liabilities
Non-current liabilities:
Debt	35,148	35,796	31,522
Deferred tax	13,179	13,802	13,917
Retirement benefit obligations	6,048	5,873	5,918
Other provisions	14,352	13,322	13,523
Other	4,696	4,869	4,719
	73,423	73,662	69,599

Current liabilities:
Debt	9,932	4,505	4,774
Accounts payable and accrued liabilities	65,980	64,553	69,489
Taxes payable	13,431	12,096	11,879
Retirement benefit obligations	397	388	435
Other provisions	3,046	2,890	2,566
	92,786	84,432	89,143

Total liabilities	166,209	158,094	158,742

Equity attributable to Royal Dutch Shell plc shareholders	142,744	137,488	136,863

Non-controlling interest	1,701	1,675	1,649
Total equity	144,445	139,163	138,512

Total liabilities and equity	310,654	297,257	297,254

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarters			Nine months
$ million	Q3 2010	Q2 2010	Q3 2009	2010	2009
Cash flow from operating activities:
Income for the period	3,565	4,487	3,288	13,618	10,707
Adjustment for:
- Current taxation	3,545	4,210	1,677	11,869	5,888
- Interest (income)/expense	264	161	157	656	857
- Depreciation, depletion and amortisation	6,196	3,237	4,341	12,359	10,710
- Net (gains)/losses on sale of assets	(681)	(28)	(81)	(932)	(366)
- Decrease/(increase) in net working capital	937	(482)	(384)	(5,175)	(3,584)
- Share of profit of equity-accounted investments	(1,020)	(1,308)	(746)	(3,974)	(3,209)
- Dividends received from equity-accounted investments	1,486	1,425	993	4,455	3,212
- Deferred taxation and other provisions	(1,941)	182	(401)	(1,466)	(987)
- Other	(86)	425	332	686	(1,458)
Cash flow from operating activities (pre-tax)	12,265	12,309	9,176	32,096	21,770

Taxation paid	(3,249)	(4,213)	(1,826)	(10,202)	(5,942)

Cash flow from operating activities	9,016	8,096	7,350	21,894	15,828

Cash flow from investing activities:
Capital expenditure	(9,609)	(6,513)	(6,219)	(21,369)	(19,010)
Investments in equity-accounted investments	(1,179)	(136)	(448)	(1,940)	(2,302)
Proceeds from sale of assets	666	1,007	327	2,039	805
Proceeds from sale of equity-accounted investments	44	136	267	211	487
(Additions to)/proceeds from sale of securities	(37)	26	(16)	(18)	(68)
Interest received	51	13	118	102	288
Cash flow from investing activities	(10,064)	(5,467)	(5,971)	(20,975)	(19,800)

Cash flow from financing activities:
Net (decrease)/increase in debt with maturity period within three months	3,232	1,017	(57)	4,399	(5,691)
Other debt: New borrowings	199	3,323	5,353	7,729	19,281
Repayments	(491)	(414)	(241)	(2,852)	(2,057)
Interest paid	(307)	(379)	(86)	(1,204)	(610)
Change in non-controlling interest	(3)	330	23	315	42
Dividends paid to:
- Royal Dutch Shell plc shareholders	(2,583)	(2,448)	(2,656)	(7,586)	(7,913)
- Non-controlling interest	(168)	(150)	(65)	(357)	(164)
Shares held in trust:
- Net sales/(purchases) and dividends received	(34)	86	(17)	170	70
Cash flow from financing activities	(155)	1,365	2,254	614	2,958
Currency translation differences relating to cash and cash equivalents	477	(434)	46	30	101
(Decrease)/increase in cash and cash equivalents	(726)	3,560	3,679	1,563	(913)

Cash and cash equivalents at beginning of period	12,008	8,448	10,596	9,719	15,188

Cash and cash equivalents at end of period	11,282	12,008	14,275	11,282	14,275

Royal Dutch Shell plc      13
EXPLANATORY NOTES
1. Basis of preparation
The quarterly financial report and tables of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2009 (pages 101 to 106) as filed with the US Securities and Exchange Commission.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Downstream segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Shell’s results of operations and is a measure to manage the performance of the Downstream segment but is not a measure of financial performance under IFRS.
On this basis, the purchase price of the volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
4. Impacts of Accounting for Derivatives
IFRS requires derivative instruments to be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is also reported as an identified item in the quarterly results.

Royal Dutch Shell plc      14
CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’, “scheduled” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, October 28, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
October 28, 2010
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